Exhibit 99.1

NEWS RELEASE

Media Contacts:	Doug Kline
	Sempra Energy
	(877) 866-2066
	www.sempra.com
Financial Contacts:	Glen Donovan
	Sempra Energy
	(877) 736-7727
	investor@sempra.com

SEMPRA ENERGY REPORTS
FIRST-QUARTER 2007 EARNINGS

- **Company on Track to Meet 2007 Earnings-per-Share Guidance of $3.75 to $3.95**
- **Sempra Utilities' Quarterly Net Income Increases 22 Percent**

SAN DIEGO, May 2, 2007 – Sempra Energy today reported first-quarter 2007 net income of $228 million, or $0.86 per diluted share, compared with $255 million, or $0.98 per diluted share, in the first quarter 2006. From continuing operations, Sempra Energy earned $227 million, or $0.86 per diluted share, in the first quarter 2007, compared with $234 million, or $0.90 per diluted share, in the year-ago period.

First-quarter 2007 results at Sempra Commodities do not reflect $86 million of natural gas storage and transportation mark-to-market profits, which are deferred under current accounting rules. First-quarter 2006 results did not reflect $44 million for similar items.

"We are pleased with our operating results in the first quarter, led by the solid performance of Sempra Utilities," said Donald E. Felsinger, chairman and chief executive officer of Sempra Energy. "At Sempra Commodities, we expect the strong economic benefits from our natural gas storage and transportation contracts to be largely recognized in reported results by year-end. Overall, we remain on track to meet our 2007 earnings-per-share guidance of $3.75 to $3.95."

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SUBSIDIARY OPERATING RESULTS

Sempra Utilities

Net income for Sempra Utilities -- San Diego Gas & Electric (SDG&E) and Southern California Gas Co. (SoCalGas) -- increased 22 percent to $117 million in the first quarter 2007 from $96 million in the first quarter 2006.

SDG&E's first-quarter net income rose to $62 million in 2007 from $47 million in 2006, due primarily to higher earnings from the Palomar Energy Center and the San Onofre Nuclear Generating Station.

Net income for SoCalGas rose to $55 million in the first quarter 2007 from $49 million in the prior-year's quarter, due to improved operations.

"The majority of our $11 billion, five-year capital plan is being dedicated to investments in new infrastructure and technology for Sempra Utilities," Felsinger said. "These investments will enhance energy reliability, provide access to renewable resources, reduce customer costs and promote conservation."

On April 12, 2007, the California Public Utilities Commission approved SDG&E's "smart meter" project, which will dramatically change how SDG&E delivers services and will help customers manage their energy usage efficiently. SDG&E plans to spend $572 million through 2011 to replace an estimated 1.4 million electric meters with smart meters and to retrofit approximately 900,000 gas meters throughout its service territory.

Sempra Commodities

Sempra Commodities earned $71 million in the first quarter 2007, compared with $116 million in the first quarter 2006. Contributing factors included the effect of accounting rules that defer mark-to-market profits on natural gas storage and transportation contracts used in forward-sale transactions and reduced margins in natural gas and power marketing, offset by higher margins in metals.

Sempra Generation

First-quarter net income for Sempra Generation rose to $54 million in 2007 from $41 million in 2006, due primarily to a favorable change in mark-to-market earnings on long-term contracts with Sempra Commodities and higher interest income.

Sempra Pipelines & Storage

Net income for Sempra Pipelines & Storage in the first quarter 2007 was $16 million, compared with $11 million in the first quarter 2006, due to lower income-tax expense and improved results in its Mexican and South American operations.

On April 19, 2007, Sempra Pipelines & Storage and its partners in the Rockies Express Pipeline project received approval from the Federal Energy Regulatory Commission (FERC) to begin construction on the Rockies Express-West project, which extends the pipeline from Colorado to Missouri. This 713-mile leg of the 1,678-mile natural gas pipeline is expected to be in service in early 2008. Earlier this week, the project partners filed with the FERC for authorization to construct the 638-mile Rockies Express-East pipeline, covering the final leg of the project from Missouri to Ohio. The entire Rockies Express Pipeline project is scheduled for completion in 2009.

Sempra LNG

Sempra LNG recorded a net loss of $10 million in the first quarter 2007, compared with a net loss of $5 million in the first quarter 2006.

Discontinued Operations

Sempra Energy's 2007 first-quarter net income included $1 million in discontinued operations, compared with $21 million, primarily from asset sales, in the year-ago quarter.

INTERNET BROADCAST

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. EDT with senior management of the company. Access is available by logging onto the Web site at www.sempra.com. For those unable to log onto the live webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (888) 203-1112 and entering passcode 2247326.

Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 2006 revenues of nearly $12 billion. The Sempra Energy companies' 14,000 employees serve more than 29 million consumers worldwide.

Income-statement information by business unit is available on Sempra Energy's Web site at http://www.sempra.com/downloads/1Q2007.pdf

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This press release contains statements that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When the company uses words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "would," "should" or similar expressions, or when the company discusses its strategy or plans, the company is making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others: local, regional, national and international economic, competitive, political, legislative and regulatory conditions and developments; actions by the California Public Utilities Commission, the California State Legislature, the California Department of Water Resources, the Federal Energy Regulatory Commission and other environmental and regulatory bodies in the United States and other countries; capital market conditions, inflation rates, interest rates and exchange rates; energy and trading markets, including the timing and extent of changes in commodity prices; the availability of natural gas and liquefied natural gas; weather conditions and conservation efforts; war and terrorist attacks; business, regulatory, environmental, and legal decisions and requirements; the status of deregulation of retail natural gas and electricity delivery; the timing and success of business development efforts; the resolution of litigation; and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the company. These risks and uncertainties are further discussed in the company's reports filed with the Securities and Exchange Commission that are available through the EDGAR system without charge at its Web site, www.sec.gov and on the company's Web site, www.sempra.com.

Sempra LNG and Sempra Pipelines & Storage are not the same companies as the utilities, SDG&E or SoCalGas, and are not regulated by the California Public Utilities Commission. Sempra Energy Trading, doing business as Sempra Commodities, and Sempra Generation are not the same companies as the utilities, SDG&E or SoCalGas, and the California Public Utilities Commission does not regulate the terms of their products and services.

SEMPRA ENERGY
Table A

STATEMENTS OF CONSOLIDATED INCOME

	Three months ended March 31,	
(Dollars in millions, except per share amounts)	2007	2006
	(Unaudited)	
Operating revenues		
Sempra Utilities	$ 2,059	$ 2,128
Sempra Global and parent	945	1,208
Total operating revenues	3,004	3,336
Operating expenses		
Sempra Utilities:		
Cost of natural gas	1,050	1,130
Cost of electric fuel and purchased power	149	210
Sempra Global and parent:		
Cost of natural gas, electric fuel and purchased power	336	298
Other cost of sales	319	376
Other operating expenses	633	676
Depreciation and amortization	169	157
Franchise fees and other taxes	81	77
Total operating expenses	2,737	2,924
Operating income	267	412
Other income, net	11	4
Interest income	26	14
Interest expense	(70)	(96)
Preferred dividends of subsidiaries	(2)	(2)
Income from continuing operations before income taxes and		
equity in earnings of certain unconsolidated subsidiaries	232	332
Income tax expense	63	108
Equity in earnings of certain unconsolidated subsidiaries	58	10
Income from continuing operations	227	234
Discontinued operations, net of income tax	1	21
Net income	$ 228	$ 255
Basic earnings per share:		
Income from continuing operations	$ 0.88	$ 0.92
Discontinued operations, net of income tax	-	0.08
Net income	$ 0.88	$ 1.00
Weighted-average number of shares outstanding (thousands)	259,459	254,257
Diluted earnings per share:		
Income from continuing operations	$ 0.86	$ 0.90
Discontinued operations, net of income tax	-	0.08
Net income	$ 0.86	$ 0.98
Weighted-average number of shares outstanding (thousands)	263,996	259,251
Dividends declared per share of common stock	$ 0.31	$ 0.30

As a result of the decisions in 2006 to dispose of the Twin Oaks power plant, Sempra Energy Production Company, and the Energy Services and Facilities Management businesses, all within Sempra Generation, and Bangor Gas and Frontier Energy, both within Sempra Pipelines & Storage, these operations have been reflected above as discontinued operations in all periods presented.

SEMPRA ENERGY
Table B

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	March 31, 2007		December 31, 2006	
	(unaudited)			
Assets				
Current assets:				
Cash and cash equivalents	$	1,658	$	920
Restricted cash		1		4
Accounts receivable		917		1,035
Deferred income taxes		376		270
Interest receivable		7		40
Trading-related receivables and deposits, net		2,452		3,047
Derivative trading instruments		3,332		4,068
Commodities owned		1,399		1,845
Inventories		111		215
Regulatory assets		143		193
Other		275		317
Current assets of continuing operations		10,671		11,954
Current assets of discontinued operations		60		62
Total current assets		10,731		12,016
Investments and other assets:				
Regulatory assets arising from fixed-price contracts and other derivatives		339		353
Regulatory assets arising from pension and other postretirement benefit obligations		367		356
Other regulatory assets		462		472
Nuclear decommissioning trusts		710		702
Investments		1,138		1,086
Sundry		791		789
Total investments and other assets		3,807		3,758
Property, plant and equipment, net		13,486		13,175
Total assets	$	28,024	$	28,949
Liabilities and Shareholders' Equity				
Current liabilities:				
Short-term debt	$	101	$	252
Accounts payable		1,013		1,587
Income taxes payable		114		9
Trading-related payables		2,769		3,211
Derivative trading instruments		2,450		2,304
Commodities sold with agreement to repurchase		144		537
Dividends and interest payable		153		145
Regulatory balancing accounts, net		457		332
Fixed-price contracts and other derivatives		55		87
Current portion of long-term debt		656		681
Other		1,283		1,197
Current liabilities of continuing operations		9,195		10,342
Current liabilities of discontinued operations		5		7
Total current liabilities		9,200		10,349
Long-term debt		4,520		4,525
Deferred credits and other liabilities:				
Due to unconsolidated affiliate		162		162
Customer advances for construction		124		126
Pension and other postretirement benefit obligations, net of plan assets		622		609
Deferred income taxes		378		412
Deferred investment tax credits		66		67
Regulatory liabilities arising from removal obligations		2,353		2,330
Asset retirement obligations		1,187		1,128
Other regulatory liabilities		224		221
Fixed-price contracts and other derivatives		346		358
Deferred credits and other		954		972
Total deferred credits and other liabilities		6,416		6,385
Preferred stock of subsidiaries		179		179
Shareholders' equity		7,709		7,511
Total liabilities and shareholders' equity	$	28,024	$	28,949

As a result of the decisions in 2006 to dispose of the Twin Oaks power plant, Sempra Energy Production Company, and the Energy Services and Facilities Management businesses, all within Sempra Generation, and Bangor Gas and Frontier Energy, both within Sempra Pipelines & Storage, these operations have been reflected above as discontinued operations in all periods presented.

SEMPRA ENERGY
Table C

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

	Three months ended March 31,	
(Dollars in millions)	2007	2006
	(Unaudited)	
Cash Flows from Operating Activities:		
Income from continuing operations	$ 227	$ 234
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:		
Depreciation and amortization	169	157
Deferred income taxes and investment tax credits	(104)	(44)
Equity in income of unconsolidated subsidiaries	(52)	(6)
Other	20	32
Net changes in other working capital components	1,115	399
Changes in other assets	16	(18)
Changes in other liabilities	(7)	6
Net cash provided by continuing operations	1,384	760
Net cash provided by (used in) discontinued operations	(1)	95
Net cash provided by operating activities	1,383	855
Cash Flows from Investing Activities:		
Expenditures for property, plant and equipment	(423)	(415)
Proceeds from sale of assets from continuing operations	32	22
Expenditures for investments	(5)	(103)
Purchases of nuclear decommissioning and other trust assets	(211)	(122)
Proceeds from sales by nuclear decommissioning and other trusts	213	116
Other	(6)	(1)
Net cash used in continuing operations	(400)	(503)
Net cash used in discontinued operations	-	(2)
Net cash used in investing activities	(400)	(505)
Cash Flows from Financing Activities:		
Common dividends paid	(79)	(65)
Issuances of common stock	16	17
Repurchases of common stock	-	(12)
Decrease in short-term debt, net	(151)	(369)
Payments on long-term debt	(35)	(44)
Issuance of long-term debt	2	-
Other	2	2
Net cash used in continuing operations	(245)	(471)
Net cash provided by discontinued operations	-	2
Net cash used in financing activities	(245)	(469)
Increase (decrease) in cash and cash equivalents	738	(119)
Cash and cash equivalents, January 1	920	769
Cash and cash equivalents, March 31	$ 1,658	$ 650

As a result of the decisions in 2006 to dispose of the Twin Oaks power plant, Sempra Energy Production Company, and the Energy Services and Facilities Management businesses, all within Sempra Generation, and Bangor Gas and Frontier Energy, both within Sempra Pipelines & Storage, these operations have been reflected above as discontinued operations in all periods presented.

SEMPRA ENERGY
Table D

BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS (Unaudited)

	Three months ended March 31,	
(Dollars in millions)	2007	2006
Net Income		
Sempra Utilities:		
San Diego Gas & Electric	$ 62	$ 47
Southern California Gas	55	49
Total Sempra Utilities	117	96
Sempra Global:		
Sempra Commodities	71	116
Sempra Generation*	54	41
Sempra Pipelines & Storage*	16	11
Sempra LNG	(10)	(5)
Total Sempra Global	131	163
Parent & Other	(21)	(25)
Continuing Operations	227	234
Discontinued Operations, Net of Income Tax	1	21
Consolidated Net Income	$ 228	$ 255

* Excludes amounts now classified as discontinued operations.

	Three months ended March 31,		
(Dollars in millions)	2007	2006	
Capital Expenditures and Investments			
Sempra Utilities:			
San Diego Gas & Electric	$ 157	$ 583	(1)
Southern California Gas	86	97	
Total Sempra Utilities	243	680	
Sempra Global:			
Sempra Commodities	13	20	
Sempra Generation	1	29	
Sempra Pipelines & Storage	79	105	
Sempra LNG	86	152	
Total Sempra Global	179	306	
Parent & Other	6	(468)	(1)
Consolidated Capital Expenditures and Investments	$ 428	$ 518	

(1) Includes the transfer of the Palomar plant.

As a result of the decisions in 2006 to dispose of the Twin Oaks power plant, Sempra Energy Production Company, and the Energy Services and Facilities Management businesses, all within Sempra Generation, and Bangor Gas and Frontier Energy, both within Sempra Pipelines & Storage, these operations have been reflected above as discontinued operations in all periods presented.

SEMPRA ENERGY
Table E

OTHER OPERATING STATISTICS (Unaudited)

	Three months ended March 31,	
SEMPRA UTILITIES	2007	2006
Revenues (Dollars in millions)		
SDG&E (excludes intercompany sales)	$ 705	$ 718
SoCalGas (excludes intercompany sales)	$ 1,354	$ 1,410
Gas Sales (bcf)	141	141
Transportation and Exchange (bcf)	120	122
Total Deliveries (bcf)	261	263
Total Gas Customers (Thousands)	6,487	6,406
Electric Sales (Millions of kWhs)	4,190	4,043
Direct Access (Millions of kWhs)	778	898
Total Deliveries (Millions of kWhs)	4,968	4,941
Total Electric Customers (Thousands)	1,357	1,342
SEMPRA GENERATION		
Power Sold (Millions of kWhs)	5,377	4,910 (1)

(1) Revised to exclude the Twin Oaks, Coleto Creek and Topaz power plants.

SEMPRA PIPELINES & STORAGE

(Represents 100% of these subsidiaries, although only the Mexican subsidiaries are 100% owned by Sempra Energy).

Natural Gas Sales (bcf)		
Argentina	63	52
Mexico	11	10
Chile	-	1
Natural Gas Customers (Thousands)		
Argentina	1,552	1,511
Mexico	101	99
Chile	39	38
Electric Sales (Millions of kWhs)		
Peru	1,269	1,165
Chile	665	614
Electric Customers (Thousands)		
Peru	793	772
Chile	538	525

SEMPRA ENERGY
Table E (Continued)

SEMPRA COMMODITIES

*Margin * (Dollars in millions)*	Three months ended March 31, 2007	Three months ended March 31, 2006
Geographical:		
North America	$ 104	$ 359
Europe/Asia	63	6
Total	$ 167	$ 365
Product Line:		
Gas	$ (56)	$ 179
Power	82	101
Oil - Crude & Products	57	53
Metals	60	27
Other	24	5
Total	$ 167	$ 365

* Margin consists of net revenues less related costs (primarily brokerage, transportation and storage) plus or minus net interest expense/income, and is used by management in evaluating its geographical and product line performance.

Effect of EITF 02-03 (Dollars in millions)	Three months ended March 31, 2007	Three months ended March 31, 2006
Mark-to-Market Earnings *	$ 157	$ 160
Effect of EITF 02-03 **	(86)	(44)
GAAP Net Income	$ 71	$ 116

* Represents earnings from the fair market value of all commodities transactions. This metric is a useful measurement of profitability because it simultaneously recognizes changes in the various components of transactions and reflects how the business is managed.

** Consists of the income statement effect of not recognizing changes in the fair market value of certain physical inventories, capacity contracts for transportation and storage, and derivative hedging activities related to synthetic fuels tax credits.

Net Unrealized Revenue (Dollars in millions)	Fair Market Value March 31, 2007	Scheduled Maturity (in months) 0 - 12	13 - 24	25 - 36	> 36
OTC Fair Value of forwards, swaps and options (1)	$ 854	369	340	2	143
Maturity of OTC Fair Value - Cumulative Percentages		43.2%	83.0%	83.3%	100.0%
Exchange Contracts (2)	49	203	(134)	75	(95)
Total Net Unrealized Revenue at March 31, 2007	$ 903	$ 572	$ 206	$ 77	$ 48
Net Unrealized Revenue - Cumulative Percentages		63.3%	86.2%	94.7%	100.0%

(1) The present value of unrealized revenue to be received or (paid) from outstanding OTC contracts
(2) Cash received or (paid) associated with open Exchange Contracts

Credit Quality of Unrealized Trading Assets (net of margin)	March 31, 2007	December 31, 2006
Commodity Exchanges	8%	13%
Investment Grade	62%	57%
Below Investment Grade	30%	30%

Risk Adjusted Performance Indicators (Mark-to-Market Basis)	Three months ended March 31, 2007	Three months ended March 31, 2006
VaR at 95% (Dollars in millions) (1)	$ 10.3	$ 22.0
VaR at 99% (Dollars in millions) (2)	$ 14.5	$ 31.1

(1) Average Daily Value-at-Risk for the period using a 95% confidence level
(2) Average Daily Value-at-Risk for the period using a 99% confidence level

Physical Statistics		
Natural Gas (bcf/Day)	12.4	12.6
Electric (Billions of kWhs)	122.9	114.9
Oil & Liquid Products (Millions Bbls/Day)	0.6	0.7